Form 10-K, Exhibit 13
period 1995-12-31
DH TECHNOLOGY INC
filed 1996-04-01
CIK 728376

                                  EXHIBIT 13.1
Selected Financial Data

(In thousands, except per share amounts)


Years ended December 31,              1995     1994     1993     1992     1991      1990     1989     1988     1987     1986
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenue:
         Net sales .................$98,855  $77,918  $56,351  $54,081  $46,288  $40,038  $41,619  $29,109  $15,763  $16,121
         License fees and royalties.     --       --       --       89      258    1,089      436      251      695      764
Total revenue ...................... 98,855   77,918   56,351   54,170   46,546   41,127   42,055   29,360   16,458   16,885
Costs and expenses:
Cost of net sales .................. 63,267   48,972   34,870   33,770   28,526   24,521   26,527   20,025   10,152   10,578
         Selling, general and
                  administrative ... 15,383   12,769    8,955    8,599    8,078    5,523    5,297    4,113    2,378    3,069
         Research and development ..  5,007    4,685    4,170    4,150    3,744    2,845    2,259    1,450      683      799
                                      -----    -----    -----    -----    -----    -----    -----    -----      ---      ---
Total costs and expenses ........... 83,657   66,426   47,995   46,519   40,348   32,889   34,083   25,588   13,213   14,446
                                     ======   ======   ======   ======   ======   ======   ======   ======   ======   ======

Income from operations ..............15,198   11,492    8,356    7,651    6,198    8,238    7,972    3,772    3,245    2,439

Interest income, net ................   955      644      692      391      584      921      560      174      354      410
                                        ---      ---      ---      ---      ---      ---      ---      ---      ---      ---
Income before income taxes ..........16,153   12,136    9,048    8,042    6,782    9,159    8,532    3,946    3,599    2,849

Income taxes ........................ 5,852    4,078    2,717    2,252    2,144    3,192    2,640      816      765      508
                                      -----    -----    -----    -----    -----    -----    -----      ---      ---      ---
Net income .........................$10,301  $ 8,058  $ 6,331  $ 5,790  $ 4,638  $ 5,967  $ 5,892   $3,130  $ 2,834   $2,341
                                    =======  =======  =======  =======  =======  =======  =======   ======  =======   ======
Net income per share .............. $  1.24  $  1.00  $  0.82  $  0.75  $  0.62  $  0.79  $  0.79  $  0.43  $  0.38  $  0.29
                                    =======  =======  =======  =======  =======  =======  =======  =======  =======  =======
Shares used in
         per share calculation ....   8,337    8,076    7,731    7,749    7,481    7,529    7,494    7,260    7,383    8,030
                                      =====    =====    =====    =====    =====    =====    =====    =====    =====    =====

December 31,                           1995     1994     1993     1992     1991     1990     1989     1988     1987     1986
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital ....................$48,664   $37,191 $41,406  $34,771  $27,679   $24,712   $21,077   $15,083 $10,400$ 9,758
Total assets ....................... 85,285    71,306  55,975   47,937   44,113    35,713    32,565    24,709  15,065 14,173
Long-term debt .....................  3,095     4,355   1,580    2,358    3,687     3,109     4,016     4,865      73    109
Shareholders' equity ............... 67,480    55,848  46,732   39,902   33,531    27,904    22,176    15,914  12,692 11,818

The selected financial data should be read with the related consolidated financial statements and notes thereto, included herein

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes related thereto.

Results of Operations
                                                Operating Percentages
                                            1995        1994        1993
                                          -------      ------      ------
Net sales ...........................      100.0%      100.0%      100.0%
Cost of net sales....................       64.0%       62.9%       61.9%
Selling, general,
   and administrative ...............       15.6%       16.4%       15.9%
Research and development ............        5.1%        6.0%        7.4%
Income from operations ..............       15.4%       14.7%       14.8%
Income before income taxes...........       16.3%      15.6%       16.1%
Income taxes ........................        5.9%        5.2%        4.8%
Net income ..........................       10.4%       10.3%       11.2%

The consolidated financial statements of DH Technology, Inc. (the Company) represent the financial results of DH Technology, Inc. and its consolidated subsidiaries, Stadia Colorado Corp. (Stadia); Cognitive Solutions, Inc. (Cognitive); DH Tecnologia de Mexico, S.A. de C.V.; DH Technology plc; and DH Technology pty. Results of operations subsequent to February 28, 1994, reflect the added results of Stadia, and results for Cognitive are included after August 31, 1994. Also, results of operations subsequent to October 30, 1995, reflect the added results of Mos Magnetics. See Note 10 of notes to consolidated financial statements.

1995 COMPARED TO 1994

In 1995, net sales grew to $98.9 million, a 27.0% increase over 1994 net sales of $77.9 million. Approximately two-thirds of this increase was due to increased unit shipments of specialty printers and printer components, including printheads. The remainder of the increase was attributable to the inclusion of results of Cognitive, and to a lesser extent Stadia, for an entire 12 months in 1995.
    Cost of net sales increased to 64.0% of net sales in 1995 compared to 62.9% in 1994. Three factors contributed approximately equally to the increase. First, the results of Cognitive, whose products have slightly lower margins than the Company's historical average, were included for all of 1995. Second, start up costs associated with the introduction of two new printer products in 1995 and higher component and expediting costs caused by integrated circuit shortages contributed to lower consolidated margins. Third, in 1995 the Company filled a sizable order for low-end transaction printers with gross margins considerably lower than the historical average for the Company.
    Selling, general, and administrative expenses as a percentage of net sales decreased to 15.6% in 1995 compared to 16.4% in 1994 due to consolidated revenue increasing at a faster rate than consolidated selling, general, and administrative expenses. These expenses increased in absolute dollars to $15.4 million in 1995 compared to $12.8 million in 1994. This increase was primarily attributable to the inclusion of results for Stadia and Cognitive for all of 1995.
    Research and development expenses decreased to 5.1% of net sales in 1995 from 6.0% in 1994 due to consolidated revenues increasing at a faster rate than consolidated research and development expenses. Total dollars expended for research and development increased to $5.0 million in 1995 from $4.7 million in 1994. The Company believes that the continued timely development of new products and enhancements to its existing products are essential to maintaining its competitive position. Accordingly, the Company anticipates that such expenses will continue to increase in absolute dollars.
    Income from operations as a percentage of net sales increased to 15.4% in 1995 from 14.7% in 1994 primarily due to lower operating expenses as a percentage of revenue as discussed above. Interest income increased to $1,231,000 in 1995 compared to $854,000 in 1994 as a result of higher cash balances and higher interest rates in 1995.
    Interest expense increased to $276,000 in 1995 from $210,000 in 1994 due to interest expense associated with debt incurred as a result of the Stadia and Cognitive acquisitions. See Note 6 of notes to consolidated financial statements.

    Income taxes as a percentage of income before taxes increased to 36.2% for 1995 from 33.6% for 1994, principally due to nondeductible goodwill amortization resulting from the Stadia and Cognitive acquisitions, and reduced benefits from the federal research and development tax credit. See Note 12 of notes to consolidated financial statements.
    The Company's operating results may fluctuate in the future as a result of a number of factors, including variations in the Company's sales channels or the mix of products it sells, changes in pricing policies by the Company's suppliers, fluctuations in manufacturing yields, the market acceptance of new and enhanced versions of the Company's products and the timing of acquisitions of other businesses, products and technologies and any associated charges to earnings. Further, the Company's expense levels are based in part on expectations of future revenues, and the Company has been increasing and expects to continue to increase operating expenditures and inventory as it expands its operations. The rate of new orders may vary significantly from month to month; consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high and the Company's operating results for that quarter, and potentially for future quarters, would be adversely affected. In addition, the Company's results could be affected by general economic conditions. Fluctuations in operating results may cause volatility in the price of the Company's Common Stock.

1994 COMPARED TO 1993

    In 1994, net sales grew to $77.9 million, a 38.1% increase over 1993 net sales of $56.4 million. This increase was primarily due to inclusion of results for Stadia for 10 months and Cognitive for four months. Additionally, increased unit shipments of specialty printers and printer components, including printheads, contributed to higher net sales in 1994.
    Cost of net sales increased to 62.9% of net sales in 1994 compared to 61.9% in 1993 due primarily to changes in the product mix toward printer components with higher material costs, as well as the inclusion of results for Stadia for 10 months and Cognitive for four months. Stadia's and Cognitive's product lines have slightly lower margins than the historical average for the Company.
    Selling, general, and administrative expenses as a percentage of net sales increased to 16.4% in 1994 compared to 15.9% in 1993. These expenses increased in absolute dollars to $12.8 million in 1994 compared to $9.0 million in 1993. This increase was primarily attributable to the inclusion of results for Stadia for 10 months and Cognitive for four months.
    Research  and  development  expenses  decreased to 6.0% of net sales in 1994 from 7.4% in 1993 primarily due to the inclusion of results for Stadia for 10 months. Stadia had no research and development costs in 1994, resulting in consolidated revenues increasing at a faster rate than research and development expenses. Total dollars expended for consolidated research and development increased to $4.7 million in 1994 from $4.2 million in 1993 primarily due to the inclusion of results for Cognitive for four months and increased development expenses related to expanding the Company's product offerings.
    Income from operations as a percentage of net sales was virtually unchanged in 1994 compared to 1993.
    Interest income increased to $854,000 in 1994 compared to $794,000 in 1993. The increase in interest income was attributable to higher interest rates in 1994, which more than offset lower cash balances resulting from the Stadia and Cognitive acquisitions. Interest expense increased to $210,000 in 1994 from $102,000 in 1993 due to interest expense associated with debt incurred as a result of the Stadia and Cognitive acquisitions. See Note 6 of notes to consolidated financial statements.
    Income taxes as a percentage of income before taxes increased to 33.6% for 1994 from 30% for 1993 primarily due to nondeductible goodwill amortization resulting from the Stadia and Cognitive acquisitions. Additionally, tax-free interest income contributed a smaller percentage of income before income taxes in 1994 than in 1993. The Company's tax rate was less than the statutory federal rate of 34% primarily due to the Company's investment strategy and its use of the research and development tax credit

LIQUIDITY AND CAPITAL RESOURCES

    Throughout 1995, the Company continued to maintain its strong financial condition. The Company's primary source of liquidity has been cash flow generated from operations. Cash, cash equivalents, and short-term investment securities totaled approximately $31.7 million on December 31, 1995, compared to $23.9 million on December 31, 1994.

OPERATING ACTIVITIES

    In 1995, the Company generated approximately $11.0 million in net cash from operating activities primarily as a result of $10.3 million in net income and $3.6 million in depreciation and amortization, offset by an increase of $2.0 million in net operating assets and liabilities, excluding the effect of acquisitions. In 1995, accounts receivable increased by $3.2 million due primarily to increased unit shipments. In addition, inventory increased $2.8 million in order to support these increased volumes.

INVESTING ACTIVITIES

    The Company's principal investing activity in 1995 was the purchase of property and equipment for product development and production. As of December 31, 1995, other than the required payments for Stadia and Cognitive described below, the Company has no material commitments for capital expenditures. However, as of the end of 1995, the Company anticipates capital expenditures in 1996 between 3 to 5 million dollars principally for new product tooling, manufacturing equipment and a new worldwide MIS system.
    The Company is also required to make additional payments, not to exceed an aggregate of $3 million, to the former shareholder of Cognitive based upon the attainment of specified net sales by a particular Cognitive product line. The Company does not expect the payment to be material in 1996. See Note 10 of notes to consolidated financial statements.

FINANCING ACTIVITIES

    The Company's major financing activities in 1995 were the principal repayment on long-term debt, including the notes payable associated with the Stadia and Cognitive acquisitions. As of December 31, 1995, the Company had $3.1 million in debt outstanding of which the current portion was approximately $980,000. This long-term debt includes approximately $500,000 payable in a final installment in 1996 to the former owners of Stadia and approximately $2.0 million payable in annual installments of $500,000 each in 1996 through 1999 to the former owner of Cognitive.
    On August 15, 1995, the Company renewed a $6.5 million line of credit agreement originally signed on August 15, 1994. The line of credit includes a subfeature to issue standby and/or commercial letters of credit not to exceed $1.5 million. Borrowings under the line bear interest at a rate per annum equal to the prime rate in effect from time to time. As of December 31, 1995, no draws had been made against this line of credit.
    The Company currently expects that current cash balances and cash generated from operations will adequately fund the Company's anticipated cash needs for the next 12 months. However, the Company continues to evaluate potential acquisitions of businesses that would complement the Company's existing businesses and product lines, and any such acquisitions could require the use of the Company's cash resources and/or additional borrowings.
    The Company reviews potential foreign currency risks on an ongoing basis and to date has been able to effectively manage this risk through natural currency offsets.

NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. (OSFASO) 121, Accounting of the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, effective for fiscal years beginning after December 15, 1995. SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company does not believe, based on current circumstances, the effect of adoption of SFAS 121 will have a material impact on its financial condition or results of operations.
    In October 1995, the Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. SFAS 123 establishes the fair value based method of accounting for stock-based compensation arrangements, under which compensation cost is determined using the fair value of the stock option at the grant date and the number of options vested, and is recognized over the periods in which the related services are rendered. If the Company were to retain its current intrinsic value based method, as allowed by SFAS 123, it will only be required to disclose the pro forma effect of adopting the fair value based method.

CONSOLIDATED BALANCE SHEETS

December 31,                                                                          1995              1994
- -----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
         Cash and cash equivalents .......................................        $28,971,000        $19,587,000
         Short-term investment securities held to maturity (note 2) ......          2,750,000          4,300,000
         Accounts receivable, net of allowance for doubtful accounts......
         of $1,067,000 in 1995 and $1,003,000 in 1994 ....................         15,785,000         12,435,000
         Inventories (note 3) ............................................         14,382,000         11,386,000
         Deferred tax asset (note 12) ....................................          1,744,000          1,165,000
         Prepaid expenses and other current assets .......................            573,000            556,000
                                                                                      -------            -------
                                    Total current assets .................         64,205,000         49,429,000
         Fixed assets, net (notes 4 and 6) ...............................          6,290,000          6,771,000
         Intangible assets, net (note 5) .................................         13,312,000         14,549,000
         Other Assets.....................................................          1,478,000            557,000
                                                                                    ---------            -------
                                    Total assets .........................        $85,285,000        $71,306,000
                                                                                  ===========        ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable ................................................        $ 6,383,000        $ 4,557,000
         Current portion of long-term debt (note 6) ......................            980,000          1,363,000
         Accrued payroll, payroll taxes, and benefits ....................          2,579,000          2,148,000
         Accrued expenses ................................................          2,045,000          1,545,000
         Income taxes payable (note 12) ..................................          2,128,000          1,356,000
         Accrued warranty ................................................            479,000            383,000
         Deferred revenue ................................................            947,000            886,000
                                                                                      -------            -------
                                    Total current liabilities.............         15,541,000         12,238,000
Long-term debt (note 6) ..................................................          2,115,000          2,992,000
Deferred tax liability (note 12) .........................................            149,000            228,000
                             --                                                       -------            -------
                                    Total liabilities.....................         17,805,000         15,458,000
                                                                                   ==========         ==========
Shareholders' equity (note 8):
         Preferred shares, no par value
         Authorized: 1,000,000 shares; none issued
         Common shares:
         Common stock, no par value, authorized: 28,500,000 shares; issued and
            outstanding: 7,890,090 shares in 1995 and 7,731,161 shares in 1994     12,335,000        10,740,000
         Foreign currency translation adjustment ...........................         (519,000)         (255,000)
         Retained earnings..................................................       55,664,000        45,363,000
                                                                                   ----------        ----------
         Total shareholders' equity.........................................       67,480,000.       55,848,000
                                                                                   -----------       ----------
Commitments (notes 6, 7, 8, 10, and 11)
                                    Total liabilities and shareholders' equity   $ 85,285,000      $ 71,306,000
                                                                                 ============      ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,                                                             1995              1994              1993

Net sales ..............................................................         $98,855,000      $ 77,918,000      $ 56,351,000
   Costs and expenses:
            Cost of net sales..............................................       63,267,000        48,972,000        34,870,000
            Selling, general, and administrative ..........................       15,383,000        12,769,000         8,955,000
            Research and development ......................................        5,007,000         4,685,000         4,170,000
                                                                                   ---------         ---------         ---------
   Total costs and expenses ...............................................       83,657,000        66,426,000        47,995,000
                                                                                  ----------        ----------        ----------
   Income from operations .................................................       15,198,000        11,492,000         8,356,000
                                                                                  ----------        ----------         ---------
   Interest income ........................................................        1,231,000           854,000           794,000
   Interest expense .......................................................         (276,000)         (210,000)         (102,000)
                                                                                    --------          --------          --------
   Net interest income ....................................................          955,000           644,000           692,000
                                                                                     -------           -------           -------
   Income before income taxes..............................................       16,153,000        12,136,000         9,048,000
   Income taxes (note 12) .................................................        5,852,000         4,078,000         2,717,000
                      --                                                           ---------         ---------         ---------
   Net income .............................................................      $10,301,000      $  8,058,000      $  6,331,000
                                                                                 ===========      ============      ============
   Net income per share ...................................................      $      1.24      $       1.00      $       0.82
                                                                                 ===========      ============      ============
   Shares used in per share calculation ...................................        8,337,000         8,076,000         7,731,000
                                                                                   =========         =========         =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         Foreign Currency                                                Total
                                                           Common Stock             Translation       Retained       Shareholders'
                                                    Shares           Amount          Adjustment       Earnings          Equity
   --------------------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1992 ............        7,517,819     $  9,525,000     $   (597,000)     $ 30,974,000     $ 39,902,000
   Exercise of options and warrants ......          101,150          300,000             --                --            300,000
   Employee stock bonus ..................            5,415           58,000             --                --             58,000
   Tax benefit of stock option exercise ..             --            250,000             --                --            250,000
   Foreign currency translation adjustment             --               --           (109,000)             --           (109,000)
   Net income ...........................              --               --               --           6,331,000        6,331,000
- -----------------------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1993 ............        7,624,384       10,133,000         (706,000)       37,305,000       46,732,000
   Exercise of options and warrants ......          106,777          511,000             --                --            511,000
   Tax benefit of stock option exercise ..             --             96,000             --                --             96,000
   Foreign currency translation adjustment             --               --            451,000              --            451,000
   Net income ...........................              --               --               --           8,058,000        8,058,000
- -----------------------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1994 ............        7,731,161       10,740,000         (255,000)       45,363,000       55,848,000
   Exercise of options and warrants ......          158,929        1,235,000             --                --          1,235,000
   Tax benefit of stock option exercise ..             --            360,000             --                --            360,000
   Foreign currency translation adjustment             --               --           (264,000)             --           (264,000)
   Net income ...........................              --               --               --          10,301,000       10,301,000
- ------------------------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1995 ............        7,890,090     $ 12,335,000     $   (519,000)     $ 55,664,000     $ 67,480,000
===================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,                                                               1995              1994             1993
Cash flows from operating activities:
         Net income ............................................................    $ 10,301,000     $  8,058,000     $  6,331,000
         Adjustments to reconcile net income to net cash provided by operating activities:
                           Depreciation and amortization .......................       3,640,000        2,391,000        1,871,000
                           Provision for loss on accounts receivable ...........          65,000          105,000          267,000
                           Employee stock bonus ................................               N                N           58,000
                           Loss on sale or disposal of fixed assets ............          65,000            6,000            5,000
                           Provision for deferred income taxes, excluding effect
                              of acquisitions ..................................        (658,000)        (429,000)        (279,000)
Changes in assets and liabilities, excluding effect of acquisitions:
                           Accounts receivable .................................      (3,219,000)      (1,997,000)      (1,584,000)
                           Inventories .........................................      (2,814,000)      (1,651,000)        (566,000)
                           Prepaid expenses and other current assets ...........         (17,000)         170,000          (34,000)
                           Accounts payable and accrued expenses ...............       2,264,000         (891,000)
                                                                                                                           898,000
                           Accrued payroll, payroll taxes, and benefits ........         431,000          513,000
                                                                                                                           442,000
                           Income taxes payable ................................         772,000         (343,000)         333,000
                           Accrued warranty ....................................          96,000          (20,000)          71,000
                           Deferred revenue ....................................          61,000          696,000          129,000
                                                                                          ------          -------          -------
                           Net cash provided by operating activities ...........      10,987,000        6,608,000        7,942,000

Cash flows from investing activities:
         Net (increase) decrease in short-term investment
                  securities held to maturity ..................................       1,550,000        5,420,000       (4,520,000)
         Payment for acquisition purchases, net of cash acquired ...............        (753,000)     (12,825,000)
         Capital expenditures ..................................................      (2,469,000)      (2,293,000)      (1,601,000)
         Proceeds from sale of assets ..........................................              --           26,000           24,000
                                                                                          ------           ------           ------
                           Net cash used in investing activities ...............      (1,672,000)      (9,672,000)      (6,097,000)

Cash flows from financing activities:
         Principal repayments of long-term debt ................................      (1,260,000)      (1,482,000)        (631,000)
         Exercise of stock options .............................................       1,235,000          511,000          300,000
         Tax benefit of stock option exercise ..................................         360,000           96,000          250,000
                                                                                         -------           ------          -------
                           Net cash provided by (used in) financing activities .         335,000         (875,000)         (81,000)

Effect of exchange rate changes on cash ........................................        (266,000)         365,000          (74,000)
                                                                                        --------          -------          -------
Net increase (decrease) in cash and cash equivalents ...........................       9,384,000       (3,574,000)       1,690,000
Cash and cash equivalents at beginning of year .................................      19,587,000       23,161,000       21,471,000
                                                                                      ----------       ----------       ----------
Cash and cash equivalents at end of year .......................................    $ 28,971,000     $ 19,587,000     $ 23,161,000
                                                                                    ============     ============     ============

Supplemental cash flow disclosures:
         Interest paid on debt .................................................    $     93,148     $    106,000     $    102,000
                                                                                    ============     ============     ============
         Income taxes paid .....................................................    $  5,738,000     $  3,539,000     $  2,200,000
                                                                                    ============     ============     ============
Supplementary disclosure of noncash investing activity:
         Fair market value of assets acquired ..................................    $    815,000     $ 15,865,000               --
         Cash paid .............................................................        (753,000)     (12,952,000)              --
                                                                                        --------      -----------       -----------
         Liabilities assumed ...................................................    $     62,000     $  2,913,000               --
                                                                                    ============     ============       ===========

Supplementary disclosure of noncash financing activity:
         Additions to capital lease obligations ................................              --               --     $     78,000
                                                                                    ============     ============      ============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF PRESENTATION. DH Technology, Inc. and subsidiaries' (the Company) principal business activity involves the design, manufacture, and distribution of transaction printers and mechanisms, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. The consolidated financial statements include the accounts of DH Technology, Inc. and its wholly-owned subsidiaries, Stadia Colorado Corp.; Cognitive Solutions, Inc.; DH Tecnologia de Mexico, S.A. de C.V.; DH Technology plc; and DH Technology pty. Results of operations subsequent to February 28, 1994, reflect the added results of Stadia, and results for Cognitive are included after August 31, 1994 (Note
10).  All  significant   intercompany   accounts  and  transactions   have  been
eliminated.

NET INCOME PER SHARE. Net income per share for the years ended December 31, 1995, 1994, and 1993 is computed based on the weighted average number of common and common equivalent shares outstanding during each year. Stock options and warrants that have a dilutive effect are considered common stock equivalents for purposes of this calculation. Fully diluted net income per share is not materially different from primary net income per share.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

CONCENTRATION OF CREDIT RISK. Cash in excess of daily requirements is invested in short-term investment securities consisting of money market funds, municipal bonds, and short-term commercial investments of companies with strong credit ratings. These investments typically mature within one year and, therefore, bear minimal risk. To date, the Company has not incurred losses related to these investments.

SHORT-TERM INVESTMENT SECURITIES HELD TO MATURITY. In accordance with Statement of Financial Accounting Standards No. 115 Accounting for Certain Investments in Debt and Equity Securities' (SFAS 115), management determines the appropriate classification of securities at the time of purchase. If management has the intent at the time of purchase and the Company has the ability to hold securities until maturity, they are classified as held to maturity. Investment securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts over the period to maturity of the related security.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market.

FOREIGN  CURRENCY   TRANSLATION.   The  accounts  of  foreign  subsidiaries  and
affiliates are measured using local currency as the functional currency. For these operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from net income and accumulated in a separate component of shareholders' equity. Gains and losses from foreign currency transactions are not significant and are included in selling, general, and administrative expenses in the consolidated statements of income.

FIXED ASSETS, DEPRECIATION, AND AMORTIZATION. Fixed assets are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets or over the terms of the related leases, whichever is shorter (three to ten years). Capital lease amortization is included in depreciation and amortization expense. Renewals and replacements which extend the useful life of the fixed asset are capitalized.

INTANGIBLE ASSETS. Intangible assets are recorded at cost. The Company has classified as goodwill the cost in excess of fair value of the net assets of the companies acquired in purchase transactions. At each balance sheet date, the Company assesses the recoverability of this intangible asset by determining whether the goodwill balance can be recovered through undiscounted future operating cash flows of the acquired operation over its remaining life. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at December 31, 1995. Intangible assets, excluding goodwill, are amortized using the straight-line method over periods ranging from four to 15 years. Goodwill is amortized over periods ranging from 20 to 25 years.

SOFTWARE DEVELOPMENT COSTS. The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS 86). Capitalization of software development costs begins upon the establishment of technological feasibility as defined in SFAS 86. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. Capitalized software costs are amortized using the straight-line method over the estimated seven-year useful life of the related product. The Company amortized $200,000 of such costs in each of 1994 and 1993. In 1995, the Company determined the software development costs to have no future value, and accordingly, wrote-off the remaining costs of $568,000. Research and development expenditures are charged to research and development expense in the period incurred.

WARRANTY RESERVE. The Company generally provides customers with limited 90-day to one-year warranties. The liability for future warranty claims reflects the estimated future cost of warranty repairs on products previously sold. The Company recognizes the estimated cost of warranty obligations at the time the related products are sold and periodically evaluates and adjusts the warranty reserve to the extent actual warranty experience varies from original estimates.

STOCK OPTIONS. The Company accounts for stock options under the intrinsic value based method whereby compensation expense is recognized on the difference between the quoted market price of the Company stock and the option price at the date of grant.

DISCLOSURE ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt, approximate fair values. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could affect the estimates.

INCOME TAXES. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision.
Changes in assumptions could affect the estimates.

USE OF ESTIMATES.  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain reclassifications have been made to the 1994 and 1993 consolidated financial statements to conform with the 1995 presentation.

2. SHORT-TERM INVESTMENT SECURITIES
The book value, gross unrealized gains and losses, and fair value of short-term investment securities held to maturity as of December 31, are as follows:

1995
                             Amortized      Unrealized  Unrealized     Fair
                                Cost           Gains      Losses       Value
                            ---------------------------------------------------
Municipal
bonds ...............       $2,750,000     $   39,000        --      $2,789,000

1994
                             Amortized      Unrealized  Unrealized      Fair
                                Cost           Gains      Losses        Value
                            ---------------------------------------------------
Municipal
bonds ..............        $4,300,000     $    2,000   $   4,000    $4,298,000

All of the above investment securities will mature in 1996, and no loss is expected to be realized.

3. INVENTORIES
Inventories are comprised of the following:

December 31,                                       1995                  1994
- -------------------------------------------------------------------------------
Raw materials ......................           $ 8,221,000           $ 5,712,000
Work in process ....................               940,000             1,528,000
Finished goods .....................             5,221,000             4,146,000
                                              ------------          ------------
                                               $14,382,000           $11,386,00
                                              ============          ============

4. FIXED ASSETS
Fixed assets are comprised of the following:
December 31,                                        1995                 1994
- -------------------------------------------------------------------------------
Land ......................................      $    264,000       $    266,000
Building...................................           948,000            957,000
Leasehold improvements ....................         1,043,000            959,000
Machinery and equipment ...................        12,820,000         11,432,000
Furniture, fixtures, and equipment ........         2,838,000          2,854,000
Automobiles ...............................           172,000            311,000
                                                   18,085,000         16,779,000
Accumulated depreciation
 and amortization..........................       (11,795,000)       (10,008,000)
                                                -------------      -------------
                                                 $  6,290,000       $  6,771,000
                                                =============      =============

Included above are assets under capital leases amounting to $144,000 and $235,000, net of accumulated amortization of $54,000 and $52,000 at December 31, 1995 and 1994, respectively.


5. INTANGIBLE ASSETS
Intangible assets are comprised of the following:

December 31,                                         1995               1994

Software development costs .............       $         --        $  1,403,000
Goodwill ...............................         11,055,000          10,841,000
Patents ................................          2,758,000           2,758,000
Covenants not to compete ...............          1,375,000           1,375,000
                                               ------------        ------------
                                                 15,188,000          16,377,000
Accumulated amortization ...............         (1,876,000)         (1,828,000)
                                               ------------        ------------
                                               $ 13,312,000        $ 14,549,000
                                               ============        ============


6. LONG-TERM DEBT
Long-term debt is comprised of the following:

December 31,                                             1995             1994
- --------------------------------------------------------------------------------
7.5% note payable in monthly
installments of $9,000,
including interest, with final
payment due September
1998; secured by equipment......................     $  257,000       $  351,000

First mortgage note payable in
monthly installments of(pound)2,000
($3,000 at December 31, 1995),
interest due quarterly at the UK
base rate plus 1.75% (8.25% at
December 31, 1995), due April 2014 .............        593,000          631,000

Note payable from DH Technology
plc acquisition, final annual install-
ment of $225,000, paid April 1995 ..............             --          225,000

Note payable from Stadia acquisition,
two annual installments of $500,000
(discounted using 6% discount rate)
due to former owner, final
installment due March 1996.....................         445,000          917,000

Note payable from Cognitive
acquisition, five annual installments
of $500,000 (discounted using 8%
discount rate) due to former owner,
final installment due August 1999 ..............       1,656,000       1,996,000

Capital lease obligations for
equipment, interest rates
ranging from 7.3% to 10.6%
per annum, secured by equipment ................         144,000         235,000
                                                         -------         -------

                                                       3,095,000       4,355,000
Less current portion ...........................         980,000       1,363,000
                                                       ---------       ---------
                                                      $2,115,000      $2,992,000


                                                      ==========      ==========



Maturities of long-term debt are as follows:
                                                        Capital      Total Long-
                                          Debt           Leases       Term Debt
- --------------------------------------------------------------------------------
1996                                    $935,000        $ 74,000      $1,009,000
1997                                     536,000          79,000         615,000
1998                                     522,000           3,000         525,000
1999                                     495,000              --         495,000
2000                                      32,000              --          32,000
Thereafter                               431,000              --         431,000

                                       2,951,000         156,000       3,107,000
Less imputed interest                         --          12,000          12,000
                                       2,951,000         144,000       3,095,000
                                       ---------         -------       ---------

Less current portion                     934,000          46,000         980,000
                                         -------          ------         -------

                                      $2,017,000        $ 98,000      $2,115,000
                                      ==========        ========      ==========

On August 15, 1995, the Company renewed a $6.5 million line of credit agreement originally signed on August 15, 1994. The line of credit includes a subfeature to issue standby and/or commercial letters of credit not to exceed $1.5 million. The outstanding principal balance of the line of credit shall bear interest at a rate per annum equal to the prime rate in effect from time to time. No draws were made against this line of credit in 1995 or 1994.

7.  OPERATING  LEASES
Leases that do not meet the criteria for capitalization are classified as operating leases with related rentals charged to operations as incurred. The Company leases manufacturing and office facilities at various locations under operating leases which expire at various dates through 2004. Management expects that in the normal course of business, leases that expire will be renewed or replaced with comparable leases. Future minimum lease payments under noncancelable operating leases (with initial lease terms in excess of one year) as of December 31, 1995, are as follows:

Year ending December 31:
- ------------------------------------------
1996                              $698,000
1997                               360,000
1998                               249,000
1999                               195,000
2000                               191,000
Thereafter                         605,000
                                   -------
                                $2,298,000
                                ==========

Total rent expense for operating leases was $1,202,000, $974,000, and $780,000 for 1995, 1994, and 1993, respectively.

8. CAPITAL STOCK
    The Company has authorized 1,000,000 shares of no par preferred stock and 28,500,000 shares of no par common stock. The terms and conditions of the preferred stock, of which no shares have been issued, are set by the Board of Directors of the Company.
    On September 12, 1995, the Board of Directors declared a three-for-two common stock split distributable on October 2, 1995 to shareholders of record at the close of business on September 22, 1995. All per share amounts and numbers of shares in the accompanying consolidated financial statements have been restated to reflect the stock split.
    The Company's 1983 Stock Option Plan (the O1983 Plan) expired in 1993; therefore, the Board of Directors adopted the DH Technology, Inc. 1992 Stock Plan (the O1992 Plan) in February 1992 to replace the 1983 Stock Option Plan. Upon adoption of the 1992 Plan, 348,470 common shares were reserved for issuance and the 1983 Stock Option Plan was terminated with respect to new grants. In April 1993, the shareholders approved a 375,000 share increase in the number of shares available for grant, and in April 1994, the shareholders approved an additional increase in the number of shares available for grant from 723,470 to 1,098,470, and in April 1995 increased the number of shares from 1,098,470 to 1,473,470. Under the 1992 Plan, the Board of Directors may grant incentive stock options to purchase common stock at prices which are not less than fair market value at the date of grant and non-qualified stock options at prices which are to be determined by the Compensation Committee of the Board of Directors. Other terms and conditions are established by the Board of Directors at the time of grant.
    Additionally, in April 1994, the shareholders approved an amendment to the 1992 Plan which places a 1,050,000 share limit on the number of options and stock appreciation rights (SARs) that may be granted under the plan to an employee in any fiscal year. This limit is subject to appropriate adjustment in the case of stock splits, reverse stock splits, and the like. The purpose of this amendment, which is intended to comply with Section 162(m) of the Internal Revenue Code and the regulations thereunder, is to preserve the Company's ability to deduct in full any compensation expense related to stock options and stock appreciation rights.
    Options under both plans generally become exercisable in four equal annual installments commencing one year from the date of grant. Generally, options under the 1983 Plan expire if not exercised within five years from the date of grant. Under the 1992 Plan, options expire if not exercised within eight years from the date of grant. As of December 31, 1995, options to purchase a total of 361,950 shares of common stock were outstanding under the 1983 Plan, and options to purchase a total of 653,887 shares of common stock were outstanding under the 1992 Plan. Options to purchase 77,288 shares of common stock were exercisable under the 1983 Plan, and 59,157 shares of common stock were exercisable under the 1992 Plan.
    The Company has a Director Warrant Plan under which each of the outside directors, upon first becoming a director, is granted an initial warrant to purchase 15,000 shares of the Company's common stock. In addition, each director automatically receives an additional warrant to purchase 5,250 shares each year beginning in the fifth year after the grant of the initial warrant. The exercise price of the warrants granted is equal to the fair market value of the Company's common stock at the date of grant. Each initial warrant vests as to 1/48th of the shares subject thereto for each full calendar month after the date of grant that the holder of such initial warrant remains a member of the Board. Each annual warrant vests one year after the date of grant, subject to the holder of such annual warrant remaining a member of the Board during such one-year period. A total of 225,000 common shares is reserved for issuance under the Director Warrant Plan. As of December 31, 1995, warrants to purchase 115,000 shares have been granted, of which 45,000 have been exercised and 15,000 have been purchased by the Company and subsequently terminated. As of December 31, 1995, warrants to purchase a total of 75,000 shares are outstanding, of which 38,313 are exercisable.


    Information with respect to activity under the plans is set forth on next page:

Outstanding
Options/Warrants
                                                    Number of Shares    Number of Options/        Price                  Aggregate
                                                  Available  for Grant Warrants Outstanding      Per Share                 Price
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993...................            596,555             838,500          $3.83-$9.92             $  5,797,000
Shares reserved .............................            375,000                  --                   --                       --
Options/warrants granted ....................           (289,140)            289,140          11.17-13.50                3,265,000
Options/warrants canceled ...................              3,375              (6,000)          4.42-7.83                   (44,000)
Options/warrants exercised ..................                 --            (106,777)          3.83-7.83                  (512,000)
                                                        --------            --------           ---- ----                  --------
Balance, December 31, 1994...................            685,790           1,014,863          $4.42-$13.50            $  8,506,000
Shares reserved .............................            375,000                  --                   --                       --
ptions/warrants granted .....................           (332,700)            332,700          14.00-18.67                5,884,000
ptions/warrants canceled ....................             94,031             (97,781)          4.42-11.17                 (917,000)
ptions/warrants exercised ...................                 --            (158,945)          4.42-11.17               (1,235,000)
                                                        ---------           --------           ---- -----               ----------
Balance, December 31, 1995...................            822,121           1,090,837          $4.42-$18.67            $ 12,238,000
                                                         =======           =========          ===== ======            ============

9. GEOGRAPHIC AND INDUSTRY
SEGMENT INFORMATION
The Company operates in one industry segment: the design, manufacture, and distribution of transaction printers and mechanisms, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. Export revenue amounted to $10,234,000, $8,719,000, and $3,896,000, in 1995, 1994, and
1993, respectively, or 10% of total revenue in 1995, 11% of total revenue in 1994, and 7% in 1993. No single customer accounted for 10% or more of total revenue in 1995, 1994, or 1993. Information about the Company's operations by geographic location is shown below:

                                Revenue from
                                Unaffiliated        Operating       Identifiable
                                 Customers           Profits           Assets
- --------------------------------------------------------------------------------
1995
United States ............       $77,817,000       $12,157,000       $72,417,000
Europe ...................        11,671,000         2,005,000         6,708,000
Australia ................         9,367,000         1,036,000         6,160,000
                                   ---------         ---------         ---------
Total ....................       $98,855,000       $15,198,000       $85,285,000
                                 ===========       ===========       ===========

1994
United States ............       $62,631,000       $ 9,691,000       $61,518,000
Europe ...................        10,607,000         1,370,000         6,764,000
Australia ................         4,680,000           431,000         3,024,000
                                   ---------           -------         ---------
Total ....................       $77,918,000       $11,492,000       $71,306,000
                                 ===========       ===========       ===========

1993
United States ............       $43,242,000       $ 7,165,000       $48,427,000
Europe ...................         8,892,000           688,000         5,565,000
Australia ................         4,217,000           503,000         1,983,000
                                   ---------           -------         ---------
Total ....................       $56,351,000       $ 8,356,000       $55,975,000
                                 ===========       ===========       ===========

10. ACQUISITIONS
    On February 28, 1994, DH Technology, Inc. acquired all of the outstanding stock of Stadia Colorado Corp. (Stadia) pursuant to a stock purchase agreement for $6.5 million in cash ($5.5 million paid at closing and additional payments of $500,000 each due in 1995 and 1996). This business is being operated as a subsidiary of DH Technology, Inc. under the name Stadia Colorado Corp. Stadia, located in Golden, Colorado, supplies labeling and marking solutions to a variety of customers in 10 western states.
    On August 31, 1994, DH Technology, Inc. acquired all of the outstanding stock of Cognitive Solutions, Inc. (Cognitive) and certain technology rights pursuant to a stock purchase agreement for $10 million in cash ($7.9 million paid through 1995 and additional payments of $500,000 each due in 1996 through
1999) (Note 6). Also, the Company is required to make additional payments, not to exceed an aggregate of $3 million, to the former shareholder of Cognitive based upon net sales of a specified Cognitive product line. These additional payments, if any, will be recorded as additional goodwill and represent the increased value of Cognitive that was purchased. This business is being operated as a subsidiary of DH Technology, Inc. under the name Cognitive Solutions, Inc. and is located in Paso Robles, California. Cognitive designs, manufactures, and markets thermal bar code printers and complementary label media for use in automatic data collection systems.
    The Stadia and Cognitive acquisitions were accounted for using the purchase method; accordingly, the assets and liabilities of the acquired companies have been recorded at their estimated fair values at the dates of acquisition. In conjunction with the acquisitions of Stadia and Cognitive, the excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill of $4,062,000 and $5,590,000, respectively, which is being amortized over 25 years using the straight-line method (Note 5). The consolidated statements of income include the operations of Stadia from February 28, 1994, and Cognitive from August 31, 1994.
    The following unaudited pro forma summary presents the consolidated results of operations as though the Stadia and Cognitive acquisitions had occurred at the beginning of 1993, after giving effect to certain adjustments, including amortization of goodwill. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of January 1, 1993, or of results which may occur in the future.

                                                    1994              1993
- --------------------------------------------------------------------------------
Total revenue                                   $86,983,000       $74,220,000
Net income                                       $8,341,000        $6,174,000
                                                 ----------        ----------
Net income per share                                  $1.03              $.80
                                                      =====              ====

    On October 30, 1995, the Company acquired certain assets and liabilities of Mos Magnetics, a privately held company in San Diego, California, for $752,000 in cash. Mos Magnetics designs, manufactures, and markets magnetic read and write heads and modules for credit card and debit card readers, check readers, and airline ticket readers. This acquisition was accounted for using the purchase method. In conjunction with this acquisition, the Company has recorded goodwill of $212,000, which is being amortized over 25 years using the straight-line method

11. EMPLOYEE BENEFIT PLANS
    In 1989, the Company adopted a contributory profit-sharing plan for employees meeting certain service requirements. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their compensation. The Company provides a guaranteed contribution of $240 per eligible employee per year, and based on profitability, matches the employee's contribution up to a maximum of six percent of the employee's compensation. The guaranteed payments made by the Company were $119,000, $74,000, and $71,000, and the Company's matching contributions were $96,000, $56,000, and $51,000 during 1995, 1994, and 1993, respectively. Total expenses paid by the Company in 1995, 1994, and 1993 for the administration of the plan were $18,000, $16,000, and $16,000, respectively. employee's compensation. The guaranteed payments made by the Company were $119,000, $74,000, and $71,000, and the Company's matching contributions were $96,000, $56,000, and $51,000 during 1995, 1994, and 1993, respectively. Total expenses paid by the Company in 1995, 1994, and 1993 for the administration of the plan were $18,000, $16,000, and $16,000, respectively.

12. INCOME TAXES
Components of income before income taxes are as follows:

                                     1995              1994               1993
- --------------------------------------------------------------------------------
United States ............       $13,004,000       $10,297,000       $ 7,836,000
Foreign ..................         3,149,000         1,839,000         1,212,000
                                 $16,153,000       $12,136,000       $ 9,048,000

The Company's income taxes consist of the following:

                                       1995             1994             1993
- -------------------------------------------------------------------------------
Current income taxes:
    Federal .................     $ 4,686,000      $ 3,386,000      $ 2,259,000
    State ...................         662,000          412,000          243,000
    Foreign .................       1,162,000          709,000          494,000
Deferred income
taxes .......................        (658,000)        (429,000)        (279,000)
                                     --------         --------         --------
Total income
taxes .......................     $ 5,852,000      $ 4,078,000      $ 2,717,000
                                  ===========      ===========      ===========

    The following table summarizes the difference between the effective income tax rate and the amount computed by applying the U.S. federal income tax rate of 34% in 1995, 1994, and 1993 to income before income taxes:

                                                   1995        1994         1993
- --------------------------------------------------------------------------------
U.S. statutory federal
income tax rate .........................       34.2%        34.0%        34.0%
State taxes, net of
federal tax benefit .....................        2.7%         2.2%         1.8%
Nontaxable dividends
and interest income .....................       (1.9%)       (2.0%)       (2.8%)
Nondeductible
goodwill amortization ...................        2.2%         1.2%          .3%
Research and
development credits .....................       (1.1%)       (1.8%)       (2.1%)
Difference between
U.S. statutory & foreign
effective tax rates .....................         .5%          .4%          .9%
Change in valuation
allowance ...............................       (2.1%)          --           --
Other, net ..............................        1.7%         (.4%)       (2.1%)
Effective income
tax rate.................................       36.2%        33.6%        30.0%

    The tax effects of significant temporary differences which comprise deferred tax assets and liabilities consist of the following:

December 31,                                            1995             1994
- --------------------------------------------------------------------------------
Deferred tax assets:
Allowance for doubtful accounts ..............     $   334,000      $   311,000
Inventory ....................................         943,000          826,000
Self insurance ...............................         222,000          161,000
Accrued warranty .............................         166,000          131,000
Accrued payroll ..............................         178,000          202,000
Other ........................................         201,000          175,000
                                                       -------          -------
        Gross deferred tax assets ............       2,044,000        1,806,000
   Deferred tax assets
   valuation allowance .......................        (300,000)        (641,000)
                                                      --------         --------
                                                     1,744,000        1,165,000
Deferred tax liabilities:
Depreciation and amortization ................         149,000          183,000
Other ........................................              --           45,000
                                                       -------           ------
        Gross deferred tax liabilities .......         149,000          228,000
                                                       -------          -------
Net deferred tax asset .......................     $ 1,595,000      $   937,000
                                                   ===========      ===========
Reflected on the accompanying
 consolidated balance sheets as:
Current deferred tax asset, net ..............     $ 1,744,000      $ 1,165,000
Noncurrent deferred tax liability ............         149,000          228,000
                                                       -------          -------
Net deferred tax asset .......................     $ 1,595,000      $   937,000
                                                   ===========      ===========

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers among other things, the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies, and positions taken by taxing authorities on various issues related to the deductibility of certain costs in making this assessment. The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized as the result of unfavorable positions taken by taxing authorities in connection with the deductibility of certain acquisition related costs. The net change in the valuation allowance was a decrease of $341,000 during 1995, and reflects Management's re-evaluation of the likelihood of unfavorable positions taken by these taxing authorities, and the related impact on the deferred tax assets.

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders of DH Technology, Inc.:

    We have audited the accompanying consolidated balance sheets of DH Technology, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DH
Technology, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


San Diego, California
February 16, 1996

CORPORATE INFORMATION


TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050

ACCOUNTANTS
KPMG Peat  Marwick  LLP 750 B Street,
Suite  3000 San Diego,  California  92101

CORPORATE  HEADQUARTERS
DH Technology,  Inc. 15070 Avenue of Science
San Diego, California 92128
Telephone: 619-451-3485 Fax: 619-451-3573

FORM 10-K
The Company files an annual report with the Securities and Exchange Commission on form 10-K, pursuant to the Securities Exchange Act of 1934. Shareholders may obtain a copy of this report without cost by writing:

         Chief Financial Officer
         DH Technology, Inc.
         15070 Avenue of Science
         San Diego, California 92128

ANNUAL MEETING
The meeting of shareholders will be held at 10:00 a.m. on Tuesday, April 30, 1996, at the Sheraton Hotel West Tower on Harbor Island, San Diego, California.

DIRECTORS
William H. Gibbs
Chairman of the Board

William J. Bowers
Retired Chairman, MSI Data Corporation

Bruce G. Klaas
Attorney at Law

Don M. Lyle
Independent Consultant

George M. Ryan
Investor

EXECUTIVE MANAGEMENT

William H. Gibbs
President and Chief Executive Officer

William R. Allred
Acting General Manager
DHPrint

Steven D. Anton
Vice President and General Manager
Stadia

James A. Cole
Chief Financial Officer and Secretary

David T. Ledwell
Vice President and General Manager
DHTech

Janet W. Shanks
Corporate Controller and
Chief Accounting Officer

Richard L. Strautman
Vice President, Marketing

Endre D. Vargha
Vice President and General Manager
Cognitive Solutions

Russell C. Willcox
Managing Director
DH Technology plc

LOCATIONS

UNITED STATES
Albuquerque, NM
Atlanta, GA
Charlotte, NC
Chicago, IL
Dallas, TX
Dayton, OH
Denver, CO
Oklahoma City, OK
Paso Robles, CA
Phoenix, AZ
Riverton, WY
Salt Lake City, UT
San Diego, CA

MEXICO
Tijuana

ENGLAND
Manchester

AUSTRALIA
Hornsby, NSW


COMMON STOCK INFORMATION

The  Company's  common  stock is traded on the NASDAQ  National  Market  System, trading  symbol DHTK. As of December 31, 1995,  there were 479  shareholders  of record of DH Technology, Inc. common stock. The Company has never paid dividends on its  common  stock  nor does it expect to pay  dividends  in the  foreseeable future.  The  following  table sets forth the high and low closing  price of the
Company's stock for the eight most recent quarters
- --------------------------------------------------------------------------------
 Years ended                        December 31, 1995      December 31, 1994
                                      High     Low          High        Low
- --------------------------------------------------------------------------------
First Quarter ..............       $ 16.17$   13.83    $   12.33    $   11.00
Second Quarter .............         19.41    13.83        14.50        11.33
Third Quarter ..............         22.17    17.33        15.33        13.00
Fourth Quarter .............         24.75    19.00        17.33        14.33

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(Amounts in thousands, except per share amounts)

Quarters ended 1995                       March 31   June 30   Sept 30   Dec 31
- --------------------------------------------------------------------------------
Total revenue ..........................   $23,255   $24,317   $25,278   $26,005
Income from operations .................     8,495     8,786     8,840     9,467
Income before income taxes..............     3,651     3,841     4,116     4,545
Net income .............................     2,365     2,497     2,656     2,783
Net income per share ...................   $   .29   $   .30   $   .32   $   .33

Quarters ended 1994                       March 31   June 30   Sept 30   Dec 31
- --------------------------------------------------------------------------------
Total revenue ..........................   $15,650   $19,280   $20,342   $22,646
Income from operations .................     5,948     7,118     7,612     8,268
Income before income taxes..............     2,584     3,023     3,115     3,414
Net income .............................     1,806     1,989     2,090     2,173
Net income per share ...................   $   .22   $   .25   $   .26   $   .27
